LAWRENCE T. BELL General Counsel T 651.293.2981 F 651.293.2471 C 651.270.1007

March 31, 2009

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Proxy Statement on Schedule 14A Filed on March 19, 2008
File No. 1-09328

Dear Ms. Long:

This letter is written in response to the staff’s comment letter dated March 19, 2009 on the Company’s Form 10-K for the year ended December 31, 2007 and the Company’s Proxy Statement on Schedule 14A filed on March 19, 2008.  For ease of reference, we have included the staff’s comment along with our response to assist in the review process.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 25

SEC Comment:

1.              We note your responses to prior comment letters that you will disclose your business unit performance targets and EPS goals to the extent that you have such targets for named executive officers and they are material.  We further note your response to prior comment 2 in your letter dated January 12, 2009 that individual performance goals are not material to an understanding of the compensation paid to executives.

It appears that each of your three specific annual cash incentive targets, (1) business unit performance targets, (2) EPS goals and (3) individual performance goals, for your named executive officers are material because they are significant factors in determining the amount of compensation paid to your named executive officers.  See Items 402(b)(2)(v) and (vi) of Regulation S-K.  In future filings, please disclose these specific targets for each of your named executive officers.

Response

When the staff’s comment letter dated March 19, 2009 was received by the Company, its 2009 proxy statement had already been printed.  Included in the Company’s 2009 proxy statement is the disclosure of 2008 EPS and business unit performance targets.  Disclosure has not been made of individual performance goals for the two named executive officers, our Chief Financial Officer and General Counsel, who had such goals in 2008.

In its January 12, 2009 response to the staff’s initial comment letter regarding the CD&A contained in the Company’s 2008 proxy statement, we addressed the request to disclose individual performance goals by stating that they are qualitative and inherently subjective and, further, are not material to an understanding of the compensation paid to those executives.  The staff made no reference to the disclosure of individual performance goals in its January 26, 2009 or February 25, 2009 letters, which led the Company to believe that this comment was resolved.  The Company believed that, in its letter dated March 11, 2009, it had satisfactorily addressed the single remaining comment of disclosure of business unit performance targets and that there were no remaining comments pending.

The individual performance goals of our Chief Financial Officer and our General Counsel are inherently qualitative objectives set at the beginning of the year.  A subjective assessment of performance against these goals is taken into account at the time their annual cash incentive is determined.  In 2008, the individual performance goals included qualitative goals such as development of succession candidates and career development for certain managers, the recruitment and hire of key positions or leadership of certain projects or programs affecting their respective areas of responsibility; for example, improved diversity and inclusion or IT program implementation.

The individual performance goals of these two named executive officers, which comprise 30% of their annual cash incentive, are clearly qualitative and inherently subjective.  In addition, they are not material.  In answer to Question 188.04 of the SEC’s Compliance & Disclosure Interpretations, the Commission states:

A company may distinguish between qualitative/subjective individual performance goals (e.g., effective leadership and communication) and quantitative/objective performance goals (e.g., specific revenue or earnings targets).  There is no requirement that a company provide quantitative targets for what are inherently subjective or qualitative assessments – for example, how effectively the CEO demonstrated leadership.

The Company respectfully submits that the 2008 individual performance goals of these two named executive officers require inherently subjective or qualitative assessments and, therefore, need not be disclosed.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our response.  Should the staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me or Sarah Erickson, Associate General Counsel – Corporate and Assistant Secretary if further discussion would be helpful.

Sincerely,

/s/Lawrence T. Bell
Lawrence T. Bell
General Counsel

c:             Sherry Haywood, Staff Attorney (via facsimile)